


03037366

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SUPPL
RECEIVED
NOV 13 2003

Stockholm, November 6, 2003

Gambro AB

Rule 12g3-2(b) File No. 82-34731

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Gambro AB (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Gambro AB


PROCESSED
NOV 19 2003
THOMSON
FINANCIAL

Pia Irell
Director, Investor Relations
Tel. + 46 8-613 65 91
Fax +46 8 613 65 78

Enclosure:
Jon Risfelt new President of Gambro Renal Products/PressRelease 2003-10-30

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 54,770 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2002 revenues of SEK 27.6

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, P O Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
Email info@gambro.com

File No. 82-34731



PRESS RELEASE
October 30, 2003

Jon Risfelt new President of Gambro Renal Products

Stockholm, Sweden, October 30, 2003 – Gambro AB (Stockholmsbörsen: GAMBaST, GAMBbST), a leading international medical technology and healthcare company, today announced that Jon Risfelt has been elected acting President of Gambro Renal Products. He is succeeding Alain Granger, who has decided to move to a position as senior advisor to the company. Jon Risfelt has a broad experience from management positions in international companies. Recently he was President and CEO of Vodafone Sweden. He joins Gambro as of November 3, 2003.

Jon Risfelt has many years of management experience from products and service industry in several types of businesses like financial services, travel and airline industry and the telecommunication area. His extensive and successful career includes management positions in Vodafone, American Express, Scandinavian Airlines and Ericsson. Jon Risfelt is Board Member of companies active in logistics, travel and software. He is 42 years old and holds a Master of Science degree in Chemical Engineering from the Royal Institute of Technology, Stockholm.

"With 25 years in the company Alain Granger has played a key role in developing Gambro Renal Products to where it is today as a globally leading provider of renal products," says Sören Mellstig, President and CEO of Gambro. "I want to thank him for his almost lifelong contribution to our company. I look forward to have his continued support in his role as senior advisor to the company."

Gambro Renal Products has revenues of about USD 1.3 billion and includes products and services for hemo- and peritoneal dialysis and acute dialysis. Sales include activities in 90 countries, with own sales operations in 28 countries. Manufacturing takes place in 12 countries with product development centers in Germany, Italy and Sweden. The total number of employees is about 7,100.

For further information please contact:
Bengt Modéer, Senior Vice President, Corporate Communications, tel. +46-8-613 65 33, +46-70-513 65 33
Pia Irell, Investor Relations Director, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91
Kevin Smith, President Gambro Inc., Investor Relations US, tel. +1-303 231 4750

Link to photograph of Jon Risfelt:
http://www.gambro.com/jon_risfelt/

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 55,200 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2002 revenues of SEK 27.6 billion (USD 2.7 billion), has 21,350 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com